

February 10, 2014

Via E-mail
Cynthia L. Sullivan
President, Chief Executive Officer and Director
Immunomedics, Inc.
300 The American Road
Morris Plains, NJ 07950

> **Re: Immunomedics, Inc.**
> **Annual Report on Form 10-K**
> **Filed August 22, 2013**
> **File No. 000-12104**

Dear Ms. Sullivan:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing as requested. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Strategic Partnering and Relationships, page 12
UCB, S.A., page 12

1. We note that in Note 10 on page 64 you refer to developmental and commercial milestones and royalties that may be payable by UCB to the registrant under the UCB Agreement. Please amend your disclosure to provide the potential aggregate amount of developmental milestones and the potential aggregate amount of commercial milestones. Also, provide the royalty rate within a 10% range (i.e. single digits, teens, twenties, etc.) You should also disclose the duration of the agreement and the terms related to early termination of the agreement by either the registrant or UCB.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Andrew P. Gilbert, Esq.
       DLA Piper LLP
       300 Campus Drive, Suite 100
       Florham Park, New Jersey 07932